UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BRE SELECT HOTELS CORP

(Name of Subject Company (Issuer))

BRE Select Hotels Holdings LP

(Filing Person)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

7% Series A Cumulative Redeemable Preferred Stock, $0.0001 Par Value Per Share	05578K 205
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Brian Kim

Chief Financial Officer, Vice President and Managing Director

BRE Select Hotels Holdings LP

c/o Blackstone Real Estate Partners VII L.P.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian M. Stadler

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

(212) 455-2000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee (2)
$116,439,418	$15,883

(1)	Estimated solely for the purpose of calculating the amount of the filing fee based upon the product of (i) the offered purchase price of $1.20 per share of BRE Select Hotel Corp’s 7% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Preferred Shares”), and (ii) 97,032,848 Preferred Shares (the aggregate number of outstanding Preferred Shares as of July 15, 2013).
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013 issued by the Securities and Exchange Commission on August 31, 2012, equals $136.40 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify	the previous filing by registration statement number, or the Form or Schedule and date of its filing.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer (the “Offer”) by BRE Select Hotels Holdings LP, a Delaware limited partnership and an affiliate of the issuer (“BRE Holdings”), to purchase all of the outstanding shares of 7% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Preferred Shares”), of BRE Select Hotels Corp, a Delaware corporation (the “Company”) pursuant to the terms and subject to the conditions described in the Offer to Purchase, dated July 15, 2013 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) hereto, and the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) hereto.

This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Tender Offer Statement, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary” is incorporated by reference herein.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is BRE Select Hotels Corp, a Delaware corporation. The address of its principal executive office is c/o Blackstone Real Estate Partners VII L.P., 345 Park Avenue, New York, New York 10154, and its telephone number is (212) 583-5000.

(b) Securities. This Tender Offer Statement relates to an offer by BRE Holdings to purchase all of the outstanding shares of 7% Series A Cumulative Redeemable Preferred Stock, $0.0001 par value per share, of BRE Select Hotels Corp. As of the date of the Offer to Purchase, there were 97,032,848 shares of 7% Series A Cumulative Redeemable Preferred Stock, $0.0001 par value per share, of BRE Select Hotels Corp issued and outstanding.

(c) Trading Market and Price. There is no established trading market for the Preferred Shares. The information set forth in the Offer to Purchase under the heading “Miscellaneous—Market Information about the Preferred Shares” is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is BRE Holdings. BRE Holdings owns all of the outstanding common stock of the Company. The address of BRE Holdings’ principal executive office is c/o Blackstone Real Estate Partners VII L.P., 345 Park Avenue, New York, New York 10154, and its telephone number is (212) 583-5000. The information set forth in the Offer to Purchase under the heading “Miscellaneous—Securities Ownership” is incorporated by reference herein.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the headings “Summary,” “Certain Considerations,” “The Offer” and “Material U.S. Federal Income Tax Considerations” is incorporated by reference herein.

(b) Purchases. No Preferred Shares will be purchased from any officer, director or affiliate of the Company in the Offer. The information set forth in the Offer to Purchase under the heading “The Offer—Subsequent Repurchases of Preferred Shares” is incorporated by reference herein.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. Not applicable.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “MacKenzie Offer” is incorporated by reference herein.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the heading “The Offer—Tender of Preferred Shares; Acceptance for Payment and Payment for Preferred Shares” is incorporated by reference herein.

(c) Plans. Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “The Offer—Source and Amount of Funds” is incorporated by reference herein.

(b) Conditions. The Offer is not conditioned on BRE Holdings obtaining financing. The information set forth in the Offer to Purchase under the headings “The Offer—Conditions of the Offer” and “The Offer—Source and Amount of Funds” is incorporated by reference herein.

(c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the heading “Miscellaneous—Securities Ownership” is incorporated by reference herein.

(b) Securities Transactions. The information set forth in the Offer to Purchase under the heading “Miscellaneous—Recent Securities Transactions” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the headings “The Offer—Terms of the Offer” and “The Offer—Expenses” is incorporated by reference herein.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) Not applicable.

(2) The information set forth in the Offer to Purchase under the heading “The Offer—Certain Legal and Regulatory Matters” is incorporated by reference herein.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(c) Other Material Information. Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 15, 2013
(a)(1)(B)	Form of Letter of Transmittal for Registered Holders
(a)(1)(C)	Form of Letter of Transmittal for Beneficial Holders
(a)(1)(D)	Letter to Preferred Stockholders, dated July 15, 2013
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press Release, dated July 15, 2013
(b)	Not applicable
(c)	Not applicable
(d)	Not applicable
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRE SELECT HOTELS HOLDINGS LP

By:	Blackstone Real Estate Associates VII L.P., its general partner

By:	BREA VII L.L.C., its general partner

By:	/s/ A.J. Agarwal
A.J. Agarwal
Senior Managing Director

Date: July 15, 2013

EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 15, 2013

(a)(1)(B)	Form of Letter of Transmittal for Registered Holders

(a)(1)(C)	Form of Letter of Transmittal for Beneficial Holders

(a)(1)(D)	Letter to Preferred Stockholders, dated July 15, 2013

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Press Release, dated July 15, 2013

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable